Rooshine, Inc.

105 Pine Creek Trail

Ormond Beach, Florida 32174

July 20, 2018

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Jonathan Burr

Re:	Rooshine, Inc. Offering Statement on Form 1-A/A Filed July 17, 2018 File No. 024-10858

Ladies and Gentlemen:

On behalf of Rooshine, Inc. (the “Company”), I hereby request qualification of the above-referenced Offering Statement at 2:30 p.m. Eastern Time on Tuesday, July 24, 2018, or as soon thereafter as is practicable.

Once the Offering Statement is qualified, please orally confirm the event with our counsel, Waller Lansden Dortch & Davis, LLP, by calling Marc J. Adesso at (615) 850-8063.

Sincerely,

Rooshine, Inc.

By:	/s/ Larry R. Curran
Larry R. Curran
Chief Executive Officer